The Mexico Fund, Inc.

April 28, 2017

As announced on March 8, 2017, The Mexico Fund, Inc. (the "Fund") is paying on April 28, 2017 a distribution of $0.1300 per share to stockholders of record on April 20, 2017. Under the Fund's Managed Distribution Plan (MDP), the Fund pays quarterly distributions of $0.1300 per share. This distribution is the first corresponding to the fiscal year 2017.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund's fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the April 28, 2017 distribution and of distributions paid in the current fiscal year:

Distribution Estimates	April 2017		Fiscal Year-to-date (YTD)[1]	
Source	**Per Share Amount**	**Percent of Current Distribution**	**Per Share Amount**	**Percent of Fiscal Year Distributions**
Net Investment Income	-	-	-	-
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	-	-	-	-
Return of Capital (or other Capital Source)	$0.1300	100.00%	$0.2715	100.00%
Total Distribution	**$0.1300**	**100.00%**	**$0.2715**	**100.00%**

Information regarding the Fund's performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on March 31, 2017[2]	*1.71%*
Current Annualized Distribution Rate (current fiscal year)[3]	*1.84%*
Current Fiscal Year Cumulative Total Return[4]	*1.12%*
Cumulative Distribution Rate (current fiscal year)[5]	*0.76%*

[1] The Fund's current fiscal year began on November 1, 2016.

[2] Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund's NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3] The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of March 31, 2017, annualized as a percentage of the Fund's NAV at the same date.

[4] Current Fiscal Year Cumulative Total Return is the percentage change in the Fund's NAV from November 1, 2016 through March 31, 2017, including distributions paid and assuming reinvestment of those distributions.

[5] Cumulative Distribution Rate for the Fund's current fiscal period (November 1, 2016, through March 31, 2017) measured on the dollar value of distributions in the period as a percentage of the Fund's NAV as of March 31, 2017.

You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's MDP.

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.